Exhibit 12.2

OfficeMax Incorporated and Subsidiaries
Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

						Nine Months Ended September 30
	Year Ended December 31						(Restated)
	1999	2000	2001	2002	2003	2003	2004
	(thousands)

Interest costs	$146,124	$152,322	$129,917	$133,762	$134,930	$96,524	$123,826
Interest capitalized during the period	238	1,458	1,945	3,937	391	352	28
Interest factor related to noncapitalized leases (a)	13,065	13,394	11,729	11,128	15,974	8,422	84,900

Total fixed charges	159,427	167,174	143,591	148,827	151,295	105,298	208,754
Preferred stock dividend requirements - pretax	17,129	16,019	15,180	14,548	13,864	13,886	13,341

Combined fixed charges and preferred dividend requirements	$176,556	$183,193	$158,771	$163,375	$165,159	$119,184	$222,095
Income (loss) before income taxes, minority interest and cumulative effect of accounting changes	$355,940	$298,331	$(48,558)	$(12,214)	$19,297	$9,792	$279,514
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	(6,115)	(2,061)	8,039	2,435	(8,695)	(4,351)	(6,291)
Total fixed charges	159,427	167,174	143,591	148,827	151,295	105,298	208,754
Less interest capitalized	(238)	(1,458)	(1,945)	(3,937)	(391)	(352)	(28)

Total earnings before fixed charges	$509,014	$461,986	$101,127	$135,111	$161,506	$110,387	$481,949

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.88	2.52	—	—	—	—	2.17

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$—	$—	$57,644	$28,264	$3,653	$8,797	$—

(a)           Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate.